

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2014

Via E-mail
Mr. Eric Hakmiller
Chief Executive Officer
Lincolnway Energy, LLC
59511 W. Lincoln Highway
Nevada, IA 50201

      Re: Lincolnway Energy, LLC
              Form 10-K for Fiscal Year Ended September 30, 2013
              Filed December 19, 2013
              Form 10-Q for Fiscal Quarter Ended December 31, 2013
              Filed February 14, 2014
              File No. 0-51764

Dear Mr. Hakmiller:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Accounting Branch Chief